Locust Walk Acquisition Corp.

c/o Ledgewood, PC
Two Commerce Square
2001 Market Street, Suite 3400
Philadelphia, PA 19103

January 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N. E.

Washington, D.C. 20549

Re:	Locust Walk Acquisition Corp. Registration Statement on Form S-1 Filed December 18, 2020, as amended File No. 333-251496

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Locust Walk Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EST on January 7, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Chris Ehrlich
Chris Ehrlich Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP
             Ledgewood, PC